DLA Piper US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170

September 15, 2006

VIA FACSIMILE (202) 772-9210 AND UPS NEXT DAY AIR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen Pinkerton, Esq.
Amanda McManus, Esq.

Re:	Sizeler Property Investors, Inc.
Letter Dated September 12, 2006 Relating to Preliminary
Proxy Statement on Form 14A filed on August 31, 2006
File No.: 001-09349

Ladies and Gentlemen:

This letter is submitted on behalf of Sizeler Property Investors, Inc. (“Sizeler”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Owen Pinkerton dated September 12, 2006 to Thomas A. Masilla, Jr., Sizeler’s President and Chief Operating Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with Sizeler’s responses.

1.	Staff Comment: We note from your disclosure on page 67 that Revenue Properties Company Limited owns 9.89% of your outstanding stock. In addition, we note that it appears Mr. Mark Tanz, who owns 7.05% of your stock, has been an affiliate of Revenue Properties Company Limited, based upon his seat on the board of directors and ownership of stock in that entity. Please tell us what consideration you have given to the possibility that Mr. Tanz and Revenue Properties Company Limited are affiliates of Sizeler Property Investors, Inc. engaged in a going private transaction in respect of this merger agreement. Please see Rule 13e-3(a)(1). It

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September 15, 2006

further appears the proposed transaction may produce one or more of the effects contemplated by Rule 13e-3(a)(3). For help in making this determination, please review the Section titled “Schedule 13E-3 Filing Obligations of Issuers or Affiliates Engaged in Going Private Transactions” in Section II.D.3 of our “Current Issues and Rulemaking Projects” outline (November, 2000) available on our website at www.sec.gov.”

Sizeler Response: We respectfully advise the Staff that we do not believe that the proposed merger with Revenue Properties constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3, or that Mr. Tanz is an affiliate of Revenue Properties or Morguard Corporation (“Morguard”), which owns approximately 67% of the common equity of Revenue Properties. Accordingly, we do not believe that Mr. Tanz, Revenue Properties or Morguard should be Schedule 13E-3 filing persons in connection with the transaction.

Rule 13e-3 defines a “Rule 13e-3 Transaction” as a purchase of any equity security by the issuer or an affiliate of such issuer or solicitation of a proxy in connection with a merger of the issuer with an affiliate of the issuer that has one of two specified effects. The rule defines an “affiliate” of the issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. We do not believe that the facts and circumstances of the current transaction make Mr. Tanz an “affiliate” of Revenue Properties or Morguard or Revenue Properties or Morguard an “affiliate” of Sizeler such that the transaction would constitute a “Rule 13e-3 Transaction.”

We do not believe that Mr. Tanz is an affiliate of Revenue Properties or Morguard. Mr. Tanz is a former director of Revenue Properties and Morguard who resigned from each board on April 19, 2006. He does not (i) own any equity securities of Revenue Properties or Morguard, (ii) have any representation on the board of directors (or the right to appoint any representatives to the board of directors) of Revenue Properties or Morguard or (iii) have any other commercial relationship that is indicative of control of, or common control with, Revenue Properties or Morguard. Mr. Tanz had a controlling stock ownership of Revenue Properties from 1985 until 2002, but in July 2002 he sold his shares to Morguard. Since 2002, Morguard has owned approximately 67% of the outstanding common equity of Revenue Properties (with the remainder publicly owned); accordingly, Mr. Tanz clearly did not have control over Revenue Properties. During Mr. Tanz’ tenure on the board of Morguard, two entities, neither of which were owned by Mr. Tanz, owned approximately 45% of the votes attached to the outstanding common shares of Morguard (with the remainder publicly owned); accordingly, Mr. Tanz clearly did not have control over Morguard. Since 2002, Mr. Tanz has owned only 3,000 shares of Morguard (representing less than 0.1% of the outstanding common equity of Morguard)

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and 7,000 shares of Revenue Properties (representing less than 0.1% of the outstanding common equity of Revenue Properties), and he disposed of even this small amount in July 2006.

We also do not believe that Revenue Properties or Morguard is an affiliate of Sizeler. While Revenue Properties owns approximately 9.89% of Sizeler’s outstanding common stock, it does not have a control position as a result of this stock position. The remaining shares are held by stockholders not affiliated with Revenue Properties. There also are other stockholders who own a significant amount of shares of Sizeler’s outstanding common stock. Morguard does not own any shares of Sizeler’s common stock. Neither Revenue Properties nor Morguard has a representative on Sizeler’s board of directors and no special influence or power over Sizeler’s board of directors. Furthermore, neither Revenue Properties nor Morguard has any other commercial relationship that is indicative of control of, or common control with, Sizeler.

For example, Revenue Properties was not the initial prevailing bidder for Sizeler. Prior to the execution of the merger agreement with Revenue Properties, Sizeler was negotiating a sale transaction with the entity identified in the preliminary proxy statement as “Company A.” Only after Company A withdrew its bid, leaving Revenue Properties as the sole remaining bidder, did Sizeler enter into negotiations, and execute a merger agreement, with Revenue Properties. Another example of Revenue Properties’ lack of control (and the board’s desire to maintain a non-affiliate relationship) is the board’s decision on April 18, 2006 to deny Revenue Properties’ request to waive the application of the ownership limitations in Sizeler’s charter to permit them to acquire up to 19.9% of Sizeler’s common stock in one or more privately negotiated transactions, and to exempt them from the application of the Maryland Business Combination Act. Both of these actions are disclosed in the preliminary proxy statement.

As described in Section II.D.3 of the Division of Corporate Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), the key question is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. As an initial matter, Mr. Tanz is the non-executive chairman of the Company’s board of directors and is not a member of management. Further, we do not believe that Mr. Tanz can be fairly said to control Revenue Properties or Morguard, or that Revenue Properties or Morguard are under common control with Sizeler. As stated in the Outline, “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company ....” [Emphasis added] As described above and in the preliminary proxy statement, Mr. Tanz does not and following completion of the merger will not hold any voting equity securities in either Revenue Properties or

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Morguard. Accordingly, Mr. Tanz will not be in a position to “control” Sizeler after the closing. Also, Mr. Tanz will not acquire any securities of Revenue Properties or Morguard in connection with the proposed merger.

In addition, we respectfully note that none of the possibilities for abuse normally associated with a “Rule 13e-3 transaction” are present with respect to the proposed merger between Sizeler and Revenue Properties. As described in Exchange Act Release No. 34-17719 (Apr. 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described under the “Proposal No. 1: The Merger - Background of the Merger” section in the preliminary proxy statement, Sizeler conducted an extensive private auction process in which it contacted 87 potential bidders and engaged in meaningful discussions with two competing bidders, resulting in the Revenue Properties final offer of $15.10 per share. In addition, as described in detail in the section of the preliminary proxy statement entitled “Proposal No. 1: The Merger - Background of the Merger,” the negotiations between Sizeler and Revenue Properties were arm’s-length negotiations. Finally, as discussed in the preliminary proxy statement, the negotiation of price and other material terms followed an active and extensive solicitation of potential acquirors by Sizeler with the advice and assistance of its financial and legal advisors (including a public announcement in January 2006 that Sizeler’s directors were examining the company’s strategic options). This active and extensive solicitation did not result in any definitive proposals to acquire Sizeler at or above the $15.10 per share offer from Revenue Properties (except for the proposal by Company A, which ultimately withdrew its bid and potentially the asset purchase non-binding term sheet from Compson Holding Corp. that Sizeler’s board of directors is currently analyzing).

Finally, Sizeler’s common stockholders will be entitled to vote on the proposed merger. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. However, this is not the case in the proposed merger between Sizeler and Revenue Properties which requires the affirmative vote of the holders of a majority of the outstanding shares of Sizeler’s common stock entitled to vote. Mr. Tanz owns only approximately 7.05% of Sizeler’s common stock and Revenue Properties owns only approximately 9.89% of Sizeler’s common stock and neither of these holdings are sufficient to affect the outcome of the vote on the merger agreement and related transactions.

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In substance, the proposed merger is an arms-length transaction between Sizeler and Revenue Properties. In this context, Sizeler does not believe that the proposed merger has the potential for abuse or overreaching associated with the types of transactions intended to be covered by Rule 13e-3. We therefore respectfully submit that Rule 13e-3 does not require Mr. Tanz, Revenue Properties or Morguard to be treated as Schedule 13E-3 filing persons.

2.	Staff Comment: Please revise your Summary Term Sheet section and the section describing Proposal No. 1: The Merger, to disclose that the $15.10 per share merger consideration is a discount to the closing trading price for your stock of $15.41 on August 7, 2006, the day before you announced the merger. In addition, please address how the board determined to vote in favor of the merger despite the discount to market offered by the proposed acquirer.

Sizeler Response: In response to the Staff’s comment: (a) Sizeler will insert the following language on page 5 of the preliminary proxy statement under the caption “Summary Term Sheet – Our Reasons for the Merger”:

•	the relationship of the $15.10 per share merger consideration to historical trading prices of our common stock, including that it was a premium to the trading price before we announced that we were considering our strategic alternatives and a discount to our most recent closing price of $15.41 per share on August 7, 2006, the day before we announced the signing of the letter of intent with Revenue Properties. In this regard, our board of directors believed that the historical stock price before the announcement regarding the consideration of strategic alternatives was the most relevant reflection of the stock price without market speculation regarding potential transactions and that the trading price immediately prior to the announcement of the letter of intent was not consistent with the valuation of the Company based on the sale process;

and (b) Sizeler will insert the following language on page 29 of the preliminary proxy statement under the caption “Proposal No. 1: The Merger – Our Reasons for the Merger – Factors Relating to the Transaction Generally”:

•	Our board of directors considered the relationship of the $15.10 per share merger consideration to historical trading prices of our common stock, including that it was a premium to the trading price before we announced that we were considering our strategic alternatives and a discount to our most recent closing price of $15.41 per share on August 7, 2006, the day before we announced the signing of the letter of intent with Revenue Properties. In this regard, our board of directors believed that the historical stock price before the announcement regarding the

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consideration of strategic alternatives was the most relevant reflection of the stock price without market speculation regarding potential transactions and that the trading price immediately prior to the announcement of the letter of intent was not consistent with the valuation of the Company based on the sale process.

Summary Term Sheet, page 1

Our Reasons for the Merger, page 3

3.	Staff Comment: We note your disclosure in the fourth bullet point on page 5 that one factor considered by your board in voting in favor of the proposed merger was “our stockholder reaction;” however, your disclosure fails to address what aspect of your stockholder reaction legislated in favor of approval of the merger. In this regard, we note various recent published articles and public statements made by significant shareholders that paint a negative stockholder reaction to the merger announcement. Please revise here and on page 27 to address what aspect of the stockholder reaction was considered in making a recommendation in favor of the merger. In addition, please address how the board determined to vote in favor of the merger despite this negative reaction.

Sizeler Response: In response to the Staff’s comment, Sizeler will delete the language in the fourth bullet point from the top of the page 5 that reads “our stockholders reaction to the announcement of the letter of intent with Revenue Properties on August 8, 2006 and the lack of any proposals after August 8, 2006 at a price higher than $15.10 per share of our common stock,” and insert the following:

•	the unfavorable reaction of certain of our stockholders to the announcement of the letter of intent with Revenue Properties on August 8, 2006. In this regard, our board of directors observed that these stockholders did not have full information about the results of the competitive bidding process and the price that third party bidders offered in this process for the entire company; and

•	the lack of any proposals after August 8, 2006 at a price higher than $15.10 per share of our common stock (other than the proposal by Compson Holding Corp (“Compson”) which was for our assets and only certain specified liabilities and not our entire company).

In response to the Staff’s comment, Sizeler will delete the language in the second bullet point from the top of the page 29 that reads “Our stockholders reaction to the announcement of the letter of intent with Revenue Properties on August 8, 2006 and the lack of any proposals after August 8, 2006 at a price higher than $15.10 per share of our common stock,” and insert the following

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•	Our board of directors considered the unfavorable reaction of certain of our stockholders to the announcement of the letter of intent with Revenue Properties on August 8, 2006. In this regard, our board of directors observed that these stockholders did not have full information about the results of the competitive bidding process and the price that third party bidders offered in this process for the entire company.

•	Our board of directors considered the fact that there were no proposals made to acquire us after August 8, 2006 at a price higher than $15.10 per share of our common stock (other than the proposal by Compson which was for our assets and only certain specified liabilities and not our entire company).

4.	Staff Comment: We note that Compson Holdings Corporation has publicly announced that it will offer $16.10 per share to investors of Sizeler. Please update the PREM14A to discuss the board’s reaction to this offer.

Sizeler Response: In response to the Staff’s comment, Sizeler proposes to insert the following on page 27 of the preliminary proxy statement at the end of the “Proposal No. 1: The Merger – Background of the Merger” section:

On September 12, 2006, we received a non-binding term sheet from Compson with respect to Compson’s proposed acquisition of our real estate holdings through a newly-formed entity, and the payment by the purchaser of specified liabilities only. Compson’s bid is structured as an asset purchase and not as a bid for our shares. The term sheet is subject to definitive documentation and does not provide a firm commitment in regards to financing. While the Compson term sheet indicates a notional price of $16.10 per share, that price does not provide for the payment of all liabilities and expenses of Sizeler, including expenses, liabilities and reserves required to wind-down and liquidate the company. Accordingly, the value of the Compson proposal to our stockholders is not $16.10 per share. Our board of directors is currently reviewing the Compson proposal.

The Company’s response to the Compson proposal is an ongoing matter, and the proxy statement will be updated before mailing to reflect the most recent developments.

Prior to filing its amended definitive proxy statement, Sizeler will furnish a letter acknowledging that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.

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Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. If the responses above are acceptable, Sizeler proposes to promptly file a definitive proxy statement reflecting the changes noted above and other conforming changes necessary for mailing. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon
Jason C. Harmon

cc:	Thomas A. Masilla, Jr.
Robert W. Smith, Jr., Esq.
Michael J. Stein, Esq.